SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                        Report of Foreign Private Issuer


                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934



                               05 December 2005


                                  BT Group plc
                 (Translation of registrant's name into English)


           BT Centre
           81 Newgate Street
           London
           EC1A 7AJ
           England

                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X... Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________



Enclosures:  1. Transaction in Own Shares announcement made on 21 November 2005
             2. Transaction in Own Shares announcement made on 22 November 2005
             3. Transaction in Own Shares announcement made on 23 November 2005
             4. Transaction in Own Shares announcement made on 23 November 2005
             5. Transaction in Own Shares announcement made on 24 November 2005
             6. Transaction in Own Shares announcement made on 25 November 2005
             7. Transaction in Own Shares announcement made on 28 November 2005
             8. Transaction in Own Shares announcement made on 29 November 2005
             9. Transaction in Own Shares announcement made on 30 November 2005
            10. Transaction in Own Shares announcement made on 30 November 2005
            11. Transaction in Own Shares announcement made on 01 December 2005
            12. Transaction in Own Shares announcement made on 02 December 2005

Enclosure 1

Monday 21 November 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,272,145 ordinary shares at a price of 208.76 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 201,597,693 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,433,729,575.

Enclosure 2.

Tuesday 22 November 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 210.25 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 202,597,693 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,432,729,575.

Enclosure 3.

Wednesday 23 November 2005

                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today transferred to participants in its employees share schemes 13,026 ordinary shares at a price of 199.50 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 202,584,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,432,742,601.

Enclosure 4.

Wednesday 23 November 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 212.62 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 203,584,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,431,742,601.

Enclosure 5.

Thursday 24 November 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 214.2344 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 204,584,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,430,742,601.

Enclosure 6.

Friday 25 November 2005


                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES


BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 216.625737 pence per share. The purchased shares will all be held as treasury shares.


Following the above purchase, BT Group plc holds 205,584,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,429,742,601.

Enclosure 7.

Monday 28 November 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,000,000 ordinary shares at a price of 214.598 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 206,584,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,428,742,601.

Enclosure 8.

Tuesday 29 November 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 2,000,000 ordinary shares at a price of 216.402 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 208,584,667 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,426,742,601.

Enclosure 9.

Wednesday 30 November 2005
                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today transferred to participants in its employees share schemes 4,647 ordinary shares at a price of 154 pence per share. The transferred shares were all formerly held as treasury shares.

Following the above transfer, BT Group plc holds 208,580,020 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,426,747,248.

Enclosure 10.

Wednesday 30 November 2005
                                  BT GROUP PLC

                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 215.08 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 210,080,020 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,425,247,248.

Enclosure 11

Thursday 01 December 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 1,500,000 ordinary shares at a price of 212.371 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 211,580,020 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,423,747,248.

Enclosure 12


Friday 02 December 2005

                                  BT GROUP PLC
                           TRANSACTION IN OWN SHARES

BT Group plc announces that it has today purchased through Merrill Lynch International 3,000,000 ordinary shares at a price of 213.412 pence per share. The purchased shares will all be held as treasury shares.

Following the above purchase, BT Group plc holds 214,580,020 ordinary shares as treasury shares. The total number of ordinary shares in issue (excluding shares held as treasury shares) is 8,420,747,248.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


BT Group PLC
(Registrant)


By: /s/ Patricia Day
--------------------
Patricia Day, Assistant Secretary.


Date 05 December 2005